SO 8/23/04

04019504

SECURITII ... ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Funding Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18101 Von Karman, Suite 540
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

RECD S.E.C.
AUG 1 6 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee (818) 382-7720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Avenue # 59 (Address) Encino (City) California (State) 91316 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 5 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PHILLIP G. LICHTERMAN
Commission # 1316846
Notary Public — California
Los Angeles County
My Comm. Expires Aug 5, 2005

Dave Banerjee
Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT FUNDING SERVICES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2004

BENEFIT FUNDING SERVICES, LLC

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Members
Benefit Funding Services, LLC
Irvine, California

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of June 30, 2004 and the related statements of operations, changes, in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of June 30, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson CPA
Certified Public Accountant
Encino, California
July 29, 2004

BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
June 30, 2004

ASSETS

Cash	$ 60,351
Total assets	$ 60,351

LIABILITIES AND MEMBERS' EQUITY

Liabilites	
Accounts payable	$ 6,500
Income taxes payable	1,700
Total liabilities	8,200
Members' equity	52,151
Total liabilities and members' equity	$ 60,351

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Income
For the year ended June 30, 2004

REVENUES:	
Commission income	$ 363,058
Interest	459
Total revenues	363,517
EXPENSES:	
Commission	61,965
Professional fees	57,791
Other operating expenses	7,765
Total expenses	127,521
INCOME BEFORE INCOME TAX PROVISION	235,996
INCOME TAX PROVISION (Note 2)	
Income tax provision	1,700
Total income tax provision	1,700
Net income	$ 234,296

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Members' Equity
For the year ended June 30, 2004

	Members' Equity	Net Income	Total Members' Equity
Beginning balance July 1, 2003	$ 100,983		$100,983
Members' distribution	(283,128)	234,296	(48,832)
Ending balance June 30, 2004	$ (182,145)	$234,296	$52,151

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Cash Flows
For the year ended June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$ 234,296
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease on:	
Accounts receivable	208
Prepaid expenses	2,121
Deposits	209
Increase (decrease) in:	
Accounts payable	145
Exchange	(136,143)
Income taxes payable	(1,600)
Total adjustments	(135,060)
Net cash provided by operating activities	99,236
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' distributions	(283,128)
Net cash used in financing activities	(283,128)
Decrease in cash	(183,892)
Cash at beginning of year	244,243
Cash at end of year	$ 60,351
Supplemental cash flow disclosures	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Notes to Financial Statements
June 30, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL:

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997 as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of the Securities Dealers, Inc. (NASD)

The Company is a non-retail broker which does not hold accounts nor does the Company have any registered representatives or clients. The Company receives overrides from the broker-dealers of insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers.

The Company is wholly owned by New Financial Resources, LLC (New FFR).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally excepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

The Company recognizes fee income as earned and realized net of any charge-backs. Fees represent overrides on variable life contracts from issuers as master general agent commissions.

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is similar to a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Concentrations of credit risk

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter party. The firm is subject to charge-backs from the cancellation of underlying variable contracts.

100% of the revenues were generated in the states of California

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the sole member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies (LLC). For the year ended June 30, 2004 the Company recorded $800 for annual minimum tax and $900 for gross receipts tax.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At June 30, 2004 the company had a net capital of $52,151 which is $47,151 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($8,200) to net capital was 0.16 which is less than the 15 to 1 maximum ratio of a broker dealer.

BENEFIT FUNDING SERVICES, LLC

Notes to Financial Statements
June 30, 2003

Note 4: COMMITMENTS AND CONTIGENCIES

VARIABLE INSURANCE SECURITIES PRODUCTS

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member and owner of the Company, for the process of distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner. Pursuant to this agreement, the Company distributed $56,000 to New First Financial Resources for the year ending June 30, 2004.

INSURANCE PRODUCTS

The Company receives as a conduit/custodian on behalf of its member/owner, from insurance companies commissions on variable products. The Company then forwards these funds to its member/owner.

Note 5: LEGAL

On October 27, 2003 the firm entered into a legal dispute with a manager over his termination. The firm's current management was removed from the lawsuit on May 10, 2004. However, the parent company and its members are still named in the lawsuit. The parent company in its countersuit alleges an embezzlement of approximately $ 25,208 of Benefit Funding Services funds amongst other allegations. This amount has been charged off as Benefit Funding Services does not expect any additional legal expenses or settlement related to this lawsuit.

BENEFIT FUNDING SERVICES, LLC

Statement of Net Capital
Schedule I
For the year ended June 30, 2004

	Focus 06/30/2004	Audit 06/30/2004	Change
Members' equity, June 30, 2004	$52,151	$52,151	0
Subtract - Non allowable assets:	0	0	0
Tentative net capital	52,151	52,151	0
Haircuts:	0	0	0
NET CAPITAL	52,151	52,151	0
Minimum net capital	5,000	5,000	0
Excess net capital	$47,151	$47,151	$0
Aggregate indebtedness	8,200	8,200	0
Ratio of aggregate indebtedness to net capital	0.16%	0.16%	

There were no noted differences between the audit and Focus filed for June 30, 2004.

BENEFIT FUNDING SERVICES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2004

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3 (k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2004

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Benefit Funding Services, LLC
Irvine, California

In planning and performing my audit of the financial statements of Benefit Funding Services, LLC for the year then ended June 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Benefit Funding Services, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
Benefit Funding Services, LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering Provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

CPA

Brian W. Anson
Certified Public Accountant
Encino, California
July 29, 2004